ALLIED GOLD LIMITED

Investor Presentation

July 2010

ASX:ALD | AIM:AGLD | TSX:ALG



Disclaimer

This presentation does not constitute an offer or a solicitation of an offer to purchase equity securities of Allied Gold Limited ("**Allied Gold**").

To the extent permitted by law, none of Allied Gold, its subsidiaries, or any of their representatives make any representation or warranty, express or implied, as to the accuracy, reliability or completeness of the information contained in this presentation and none of those parties have or assume any obligation to provide any additional information or to update this presentation.

Certain information in this presentation and oral statements made during this meeting is forward-looking and related to anticipated financial performance, events and strategies. Such forward-looking statements may include, but are not limited to, statements with respect to the future financial or operating performance of Allied Gold, its subsidiaries and their respective projects, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Allied Gold and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, those factors discussed in the section entitled "Risk Factors" in the short form preliminary prospectus dated 13 November 2009 and the documents incorporated by reference in such prospectus. Although Allied Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made based on the opinions and estimates of management as at the date the statements are made, and Allied Gold disclaims any obligation to update any forward-looking statements except as required by law, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements.

Competent Persons

The information in this announcement that relates to Mineral Resources, Project Financial modelling, Mining, Exploration and Metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr C R Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

The information in this Presentation that relates to Mineral Resources has been compiled by Mr S Godfrey of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Godfrey has had sufficient experience in Ore Resource estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Godfrey consents to the inclusion of the information contained in this Presentation in the form and context in which it appears.

Allied Gold - Where Inventory and Opportunity Meet

Inventory	+ Funding	= Opportunity
Reserves **2.1 Moz**	Cash **A$75m**	... *Today 2010* ✓Simberi, PNG (64,327 ozpa)
Resources **7.8 Moz**	IFC Debt **US$35m**	... *Tomorrow 2011* ✓Simberi, PNG (+73k ozpa) ✓Gold Ridge, Solomons (120k ozpa)
Targeting in 2010 **3 Moz & 9 Moz**	Hedging **nil**	... *The future* ✓Expand + Optimise (+300k ozpa)



Regional Overview and Allied Gold evolution

BARRICK | LGL | NEWCREST MINING LIMITED | FREEPORT-McMoRAN COPPER & GOLD | HARMONY



Simberi is 60km from Lihir (40Moz)
TABAR ISLANDS
Lihir
Grasberg
Frieda River
Porgera
Ok Tedi
Wafi
Hidden Valley
Tolukuma
Misima
Panguna
Gold Ridge
Solomons to Australia (3 hrs plane)
Vatukoula
MAJOR CRUSTAL STRUCTURES AND GOLD OR GOLD - COPPER DEPOSITS

1981	2005	2006	2007	2008	2009	2010	2011	2013
Nord Resources acquires EL609	Allied acquires Nord BFS	Simebri Oxide Project	Construction Exploration Project Finance	Simberi First Gold	Acquire ASG, TSX listing Project financing repaid Oxide optimisation study	Oxide expansion Gold Ridge redevelopment Simberi Sulphide BFS		Accelerate Growth initiatives

Investment Overview

Production Base *Simberi started 2008*	▪ Since March 2008 Simberi produced approx 150,000 ounces ▪ In FY 2010 Simberi produced 64,327 ounces at US$614/oz cost
Output Growth *200k ozpa early 2011*	▪ Simberi 73k ounces in 2010-11 at A$750/oz (US$600/oz) ▪ Gold Ridge 120k ozpa from April 2011 at A$750/oz (US$600/oz) ▪ Targeting group production +300,000 ozpa in 2013
Balance Sheet *Low debt, no hedging*	▪ Cash of A$75million at 30 June 2010 ▪ Recent US$35 m loan with IFC/World Bank. No repayment until 2012 ▪ No Hedging. But $8m 'non cash loss' booked in FY11 for closeout
Mine Life *Strong resource base*	▪ Group 2.1 Moz Reserves, 7.8 Moz Resources. Aim '3M and 10M' end 2010 ▪ Simberi - oxides 1.4Moz and sulphides 4Moz. Minimum LOM 10yrs ▪ Gold Ridge ~2.1Moz Resources. Current Reserves sustain 9 years mine life
Exploration *US$10-15m a year*	▪ Simberi – Resource doubled in 2 years to approx 5.7Moz ▪ Brownfield - Solomon Islands 129sq/km new acreage and new programs ▪ Greenfield - Tabar Islands (Tatau and Big Tabar) near Simberi
Investor Appeal *Attractive metrics*	▪ Enterprise Value of US$250m as at 5 July (based on A$0.35 share price) ▪ EV/reserve ounce (US$125/oz), EV/resource ounce (US$32/oz) ▪ Margins $550-600/oz. Cash flow potential at 200kozpa (US$120m)

Capital Market Overview

Capital Structure at 7/05/10	
Ordinary shares	1,040,132,142
Options as at 07/05/10	76,886,927

Market Capitalisation at 7/07/10	
ALG Shares @ C$0.31 cents	C$335 M
ALD Shares @ A$0.37 cents	A$384 M
At FX rate 80c AUD:USD	**US$308 M**

Balance Sheet at 30/06/10	
Cash	**A$75M**
Hedge Book	Nil
Loans	
Debt/Lease Liabilities	$8.0M

* An IFC/World Bank loan of $US35m becomes available July/Aug 2010

Shareholders at 24/06/10	**Holding(%)**	**Country**
M&G Investment Mgm't	19.9%	UK
Baker Steel Capital Managers	10.7%	UK
Franklin Templeton	7.2%	USA
Capital Group	5.2%	USA/UK
Resource Capital Fund (RCF)	5.2%	USA
Legal & General	4.3%	UK
Fidelity	3.5%	USA/UK
JP Morgan Asset Mgm't	3.5%	UK
Libra Advisors	3.5%	USA
Black Rock	3.1%	UK
Top 20 Holders	**79%**	



2%
2%
31%
65%
UK
USA/CAD
Australia
Other

Presentation Agenda

Simberi, PNG

- Project Overview & Performance
- Resource Endowment - 5.7Moz Oxides and Sulphides
- Exploration - Tabar Islands



Simberi Gold Mine - Production SnapShot


150°00'E
153°00'E
LIHIR GOLD MINE
Production 600,000oz pa
Resources 45Moz
2°00'S
TABAR ISLANDS GOLD PROJECT
Pacific Ocean
Tabar Group
Lihir Group
New Ireland
Tanga Group
Feni Islands
Bismarck Sea
N
New Britain
4°00'S
Solomon Sea
0
100km

Location	Simberi, PNG

Simberi is located on sparsely populated Simberi Island in the Tabar islands of PNG. No population on Mining Lease

Production

Open pit producing ~70,000ozpa with +10 year mine life
Ore via aerial conveyor to a standard CIL plant.

Resource base suggest scope for significant higher output
- Sulphide prefeasibility study due in Aug 2010.
- Sulphide feasibility and investment decision in 2011

FY 2009	72,609 oz	C1 - US$490/oz	A$651/oz
FY 2010**	64,327oz	C1 - US$729/oz	A$823/oz
Est 2011	73,000 oz	C1 - US$600/oz	A$750/oz

Budget 6,000 oz per month until April 2011
Debottleneck and expansion program lift output to 7,000 oz per month during 2011.

** unaudited

Simberi Sulphides - PreFeas Study due in Sept 2011


Pigiput Deposit area
Sorowar Deposit area
SE Sorowar Prospect area
250RL
Measured
N
250m
Indicated
Inferred
Inferred
0RL
Block Model Legend
-250RL
PIGIPUT - SOROWAR DEPOSITS
44650 mE SCHEMATIC SECTION
Planned
Phase III Drilling
208750N
209000N
209250N
209500N
209750N

Simberi's growing resource/reserves inventory +200k ozpa production



Oxides 1.4 Moz (MI&I)	▪ At current 70k ozpa = +15 years life ▪ At 100k ozpa mine life = +10 years ▪ Accelerating oxide processing to access sulphides
Sulphides 4.1 Moz (MI&I)	▪ Prefeasibility due in September 2010 ▪ Feasibility Study due March Quarter 2011 ▪ Optimising +200k ozpa oxide/sulphide processing



Oxides = 1.4 Moz
39 Mt @ 1.12 g/t
Transitional Ores = 231k oz
Simberi Sulphides = 4.1 Moz
111 Mt @ 1.14 g/t
Measure Indicated and Inferred

Simberi	Mt	Au g/t	Moz
Proven	12.1	1.20	0.47
Probable	10.0	1.19	0.38
Total Reserves (I)	**22.1**	**1.19**	**0.85**
Measured	15.1	1.22	0.93
Indicated	63.3	1.28	2.61
Inferred	78.3	0.99	2.49
Total Resources (II)	**156.7**	**1.13**	**5.69**

I. Reserves excludes Pigiput Probable sulphide Reserves 1.9Mt @1.33g/t for 199kozs

II. In addition contains Inferred Resource 148Mt @2.99g/t for 14.2Moz silver

For more detail review Allied's 9 March 2010 announcement

Simberi, PNG - Exploration



Simberi
N
SCALE
0
5 km
Tatau
SW Tatau
Tabar
Legend
>500ppm copper
>0.2g/t gold surface anomaly
Prospects

SIMBERI	Pigiput, Pigibio, Sorowa, Samat deposits

Core (20,000m) and RC drilling (40,000m) at:

- Pigiput Sulphides extensions to NW
- Pigibo Sulphides (+ test Botlu south)
- Sorowar SE (near surface sulphides)
- Samat North (+ link to Samat East)
- Oxide Resource Extension (North East Sorowar)

TATAU	Mt Tiro, Siro, Pepewo, Seraro, Talik

Drilling to recommence at Mt Tiro Prospect by September 2010 (1,500m of diamond core drilling planned) followed by further drilling at other SW Tatau prospects

TABAR	Banesa

Follow-up of Barrick diamond drilling (alkaline porphyry style Cu-Au intercepts) with IP geophysical survey + hand auger soil sampling

Simberi, PNG - Oxide Exploration Underpinning Expansion Initiatives


NW Sorowar
N
NE Sorowar
Survey Hill
SW Sorowar
SE Sorowar
300m

SOROWAR | Oxide Gold Exploration

Oxide mineralisation remains open in areas around Sorowar deposit .

- On-going mining will open access for RC drill testing.
- Initially, extensions of higher grade oxide mineralisation at North East Sorowar are targeted

Sorowar Deposit resource model at 130m RL (approx 100m below top of Survey Hill) showing areas open-ended oxide mineralisation, notably NE Sorowar


Legend: Au g/t
< 0.3 g/t Au
0.3 - 0.5 g/t Au
0.5 - 1 g/t Au
1 - 3 g/t Au
3 - 5 g/t Au
> 5 g/t Au
Surfaces:
Pit Outline

Gold Ridge, Solomon Islands

- Solomon Islands
- Project Overview
- Refurbishment & Timetable
- Exploration



Solomon Islands





Country overview

- East of PNG - 1,000 separate islands.
- Capital - Honiara on the island of Guadalcanal
- A former British Colony, independence in 1978
- Common law system + modern *Mining Act 1990*

Political Status

- 2003 Australian Regional Assistance Mission (RAMSI)
- RAMSI to remain until at least 2014
- Australia, regional, World Bank support
- Elections this month

Gold Ridge, Solomon Islands



Location	Gold Ridge, Guadalcanal
50kms from Honiara and 459m above sea level	

Production	Est. 120,000 ozpa
Historical	210k ounces August 1998 to June 2000 before being closed due to civil unrest
Est. 2011	120k ozpa from March 2011 Cash cost US$600/oz (A$750/oz)

Inventory	Mt	g/t	Moz
Probable (1P)	23.3	1.71	**1.28**
Resources (M&I)	29.1	1.71	**1.61**

*See Appendix for more details

Project	A$150m refurbishment
Mine	Strip Ratio: 1.55:1 Mine Life: 9 yrs
Plant	2.5 Mtpa refurbishment, 82% recovery

Gold Ridge - A$150m Project Development

Permits	▪All government permits
Infrastructure	▪Diesel power ▪Tailings storage facility ▪Processing plant
Accommodation	▪Camp upgrade, village settlement
Project	▪Owner Team & GRES
Mine Fleet	▪$20m arrived in May
Recruitment	▪Operation leadership team






740

Gold Ridge (SI) - Exploration


VALEHAICHICHI
NAMACHAMATA
DH180
DH179
DH178
DH177
CMZ
KUPERS
N
250m
DAWSONS

CORE and RC DRILLING	**Namachamata, Valehaichichi, Dawsons, Kupers deposits**

Core (10,000m) and RC drilling (40,000m incl Grade Control) within Gold Ridge Mining Lease including:

- Namachamata infill RC (Year 1 production)
- Valehaichichi infill RC + core testing of extensions
- CMZ Prospect (2500m core)
- Dawsons West Prospect (1000m core)

IP SURVEY	**Gold Ridge deposits + surrounds**

geophysical survey to test known deposits , their extensions and possible parallel structures to 200m - 250m depth

RECONNAISSANCE	**Mbahomea SPL 194**

ream sediment and follow-up grid soil sampling panned to test entire area of Mbahomea prospecting licence that surrounds Gold Ridge ML (beige area on location plan)

Allied Gold - Where Inventory and Opportunity Meet

Inventory +	Funding =	Opportunity
Reserves **2.1 Moz**	Cash **A$75m**	... *Today 2010* ✓Simberi, PNG (64,327 ozpa)
Resources **7.8 Moz**		... *Tomorrow 2011*
	IFC Debt **US$35m**	✓Simberi, PNG (+73k ozpa)
Targeting in 2010 **3 Moz & 9 Moz**		✓Gold Ridge, Solomons (120k ozpa)
	Hedging **nil**	... *The future* ✓Expand + Optimise (+300k ozpa)



ALLIED GOLD LIMITED

Appendices



Experienced Board and Management Team

Mark Caruso – Executive Chairman

- Over 25 years experience developing and operating mining companies
- Director of ASX-listed Mineral Commodities Ltd

Montague House – Non-Executive Director

- Former Member of Parliament in Western Australia and considerable board experience with natural resources companies

Anthony Lowrie – Non-Executive Director

- Corporate finance expert and former Chairman of ABN AMRO Asia Securities
- Currently a Director of Kenmare Resources plc and the Edinburgh Dragon Fund

Gregory Steemson – Non-Executive Director

- Geologist and geophysicist with a background in mining and exploration

T Sean Harvey – Non-Executive Director

- Over 20 years experience in mining: 10 years in investment and merchant banking, and last 10 years holding senior executive and board positions with various mining companies

Frank Terranova – Executive Director & CFO

- Chartered accountant with over 20 years experience in corporate finance and financial risk management

Peter Du Plessis – General Manager Simberi Operations

- Qualified Mine Manager with 35 years experience in both underground and open pit mining operations

Ross Hastings – General Manager Resource Development

- Geologist with over 20 years international experience including Ok Tedi copper mine and Misima gold mine in PNG

Drew Anwyll – General Manager Gold Ridge

- Appointed in May 2010, extensive PNG, South Africa, and Canadian experience. Most recently with Barrick Gold's Porgera Gold Project.

Phil Davies – Chief Geologist

- 25 years gold exploration experience in Australia and West Africa. Discovery record at all levels from grass roots to near-mine, bringing projects to mine status

Peter Torre – Company Secretary

- Chartered Accountant and Chartered Secretary with 15 years experience in corporate advisory services and Company Secretary of other ASX listed companies.
- Director of ASX listed ORT Ltd

Outlook - Allied's Financial Model Base Case




	2010	FY 2011 - 103koz		FY 2012 - 210koz	
	Simberi	*Simberi*	Gold Ridge	Simberi	Gold Ridge
Production & Target	64,327k oz	73k oz	30k oz	+90k oz	120k oz
Cash Costs	US $729/oz	US $600/oz pa		US $550/oz	
Cash Flow Potential *at US $550/oz margin*		US $52 m		US $120 m	
Exploration Spend		US $15 m		US $15 m	
D&A + Corporate		US $30 m		US $50 m	

Assumes AUD:USD 80c.

Allied Gold's Inventory: 2.1 Moz Reserves, 7.8 Moz Resources







Simberi	Mt	Au g/t	Moz
Proven	12.1	1.20	0.47
Probable	10.0	1.19	0.38
Total Reserves (I)	**22.1**	**1.19**	**0.85**
Measured	15.1	1.22	0.93
Indicated	63.3	1.28	2.61
Inferred	78.3	0.99	2.49
Total Resources (II)	**156.7**	**1.13**	**5.69**

I. Reserves excludes Pigiput Probable sulphide Reserves 1.9Mt @1.33g/t for 199kozs

II. In addition contains Inferred Resource 148Mt @2.99g/t for 14.2Moz silver

For more details, review Allied's 9 March 2010 announcement

Gold Ridge	Mt	g/t	Moz
Proven	-	-	-
Probable	23.3	1.71	1.28
Total Reserves (I)	**23.3**	**1.71**	**1.28**
Measured	6.1	1.92	0.37
Indicated	23.0	1.66	1.23
Inferred	8.4	1.80	0.48
Total Resources (II)	**37.6**	**1.73**	**2.09**

I. Reserves as of June 2010, Resources as of May 2010

II. Resources are inclusive of Reserves at a cut-off grade of 0.8 g/t

The resources at Gold Ridge were largely proved through test work conducted by Ross Mining between 1994 and 1998.

Contacts

Australia - Brisbane
Mr Simon Jemison
Investor & Media
T: +61 7 3252 5911
E: sjemison@alliedgold.com.au

Canada - Toronto
Ms Rebecca Greco
Investor Relations
Tel: +1 416 839 8610
E: rgreco@alliedgold.com.au

UK - London
Mr John Carrick-Smith
Investor & Media
T: +44 20 7559 6710
E: carrick@4c-burvale.co.uk

Business Office - Brisbane, Qld
34 Douglas Street, Milton,
Queensland, Australia 4064

Registered Office - Perth, WA
Unit B9, 431 Roberts Road
Subiaco, WA 6008